FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

Headline
BeautyIndependent: After Big Acquisitions And Strong Sales, What’s Next For Professional Skincare?

Full-Text
BeautyIndependent: After Big Acquisitions And Strong Sales, What’s Next For Professional Skincare?

CLAIRE MCCORMACK
FEBRUARY 3, 2022

At the end of last year, a succession of big beauty deals involving the likes of Supergoop, Sol de Janiero, Beekman 1802 and Chantecaille made headlines.

But a relatively under-the-radar category in beauty—professional skincare sold primarily through dermatologists, plastic surgeons, med spas and spas—had a banner fourth quarter that didn’t garner as much attention. Three leading brands in the category (Obagi, Revision Skincare and Alastin) were acquired by beauty-focused SPAC Waldencast, private equity firm Gryphon Investors and pharmaceutical company Galderma, respectively. At the end of the dealmaking, five year old Skinbetter Science was the only leading brand in the category that’s still independently owned.

The acquisitions came at the close of a strong year for professional skincare sales, which increased 13% from the prior year, according to The NPD Group, contributing the highest revenue gain in the skincare segment and surpassing natural as the largest slice of the segment based on revenue. This development illustrates the shift in consumer preference away from clean beauty and towards science-based, results-driven products.

Karen Doskow, director, consumer products at Kline, publisher of an annual report on the professional skincare business, says the category’s growth in recent years fueled the deal flow. “Many brands, including the ones recently acquired—Revision Skincare and Obagi—have performed well,” she elaborates. “For the Revision acquisition, it was former private equity parent company RoundTable Healthcare Partners realizing how valuable the brand was and that it was a great time to sell and focus on its core competency, healthcare products. For Obagi, the brand showed unprecedented growth in 2021 and also has strong global reach outside of the U.S., which is very attractive in a market that is growing so strongly in countries like China.”

With key brands recently snapped up, what’s next for professional skincare? To try to predict the future, executives are looking to the past, specifically to missteps they don’t care to repeat. The sector’s crown jewel SkinCeuticals was scooped up by  L’Oréal in 2005, and its distribution soon expanded beyond the professional category to various retail channels, notably or perhaps notoriously Amazon.

Although heightened consumer awareness bolsters SkinCeuticals’ sales to this day, the expansion soured many doctors, clinicians and med spas on the brand because their patients and clients could easily purchase its products in a number of places without medical professionals earning referral credit, an integral element of the relationship between brand and provider.

Post-acquisition, Diane Goostree, president and CEO of Alastin, promises to keep a tight grip on Alastin’s distribution in an effort to honor the symbiotic partnership. “We want the physicians to feel that they’re not going to go to a beauty retailer and see our product sold for a discount. We think that, generally, a physician or a healthcare provider should be involved in the choice of a product,” she says. “Even with the patients or consumers who purchase on our website, we ask them, ‘Where did you first hear about us? And about 80% of them first hear about Alastin from their healthcare provider.” Since it’s launch, Alastin has consistently experienced the highest sales growth of any professional brand, achieving a rate of 106% between 2016 and 2020.

Michel Brousset, founder and CEO of Waldencast, plans to avoid brand dilution of Obagi’s professional range, Obagi Medical, by creating and refining sub-brands. Currently, Obagi has a consumer-facing brand, Obagi Clinical, which launched in 2018. Brousset shares that 2021 revenues for the brand were about $7 million, an amount he describes as “very small” compared to Obagi’s “very profitable” main brand that accounts for 95% of the company’s business.

He calls Obagi Clinical “a civilian version of Obagi, still ultra high performance, but obviously not to the level of performance [of the professional line],” and notes some of Obagi’s professional products are prescription only. “We do not want to do what SkinCeuticals has done to the medical business, water down the products, sold it to consumers, and removed the reason for doctors to carry it.”

Obagi Clinical’s “very small” size is at least partly due to the Obagi team being focused on the professional, not consumer, market. Consumer-facing skincare brands hire snazzy designers and produce slick advertising campaigns. Professional skincare brands are known for their clinical blandness. They mostly have white and silver airtight bottles and jars with black or blue lettering—and a lot of lettering at that. Aesthetics have historically been sacrificed in favor of info dumps on active ingredients and clinical test results. Revision Skincare’s packaging, while not high design, is certainly an outlier among professional brands with its streamlined black look. Of course, the brands were shaped to appeal to doctors rather than devout Sephora shoppers.

Obagi Clinical’s packaging will soon undergo an overhaul as part of a comprehensive brand update. “The reality is that it’s not intended to be a beautiful brand,” says Brousset. “This is a dermo-cosmetic, physician-dispensed brand. It doesn’t matter what I think, it matters what the people that are most important in regards to making the decision to buy it, which are physicians.”

Similarly, Goostree says Alastin’s packaging was designed to “match our persona as a clinical, healthcare provider brand.” Still, as the brand amplifies its digital reach, she’s open to refreshing it. “We’ve established our chops as a clinical line with the science behind it,” she says. “So, I think, if we did make the brand and appearance a bit more consumer-focused, our physicians and our core base who recommends us still understand that we are the brand with the science behind it. That gives us flexibility going forward. Whether it matters to the consumer is something that we would evaluate very carefully.”

Top US Professional Skincare Brands

By Estimated Sales (2019)

1. Skinceuticals
2. Obagi
3. Dermalogica
4. SkinMedica
5. ZO Skin Health
6. PCA Skin
7. EltaMD
8. Revision Skincare
9. Skinbetter Science

Source: Kline & Company.

© Indie Beauty Media Group

Top US Professional Skincare Brands - 2021

1. Skinceuticals
2. ZO Skin Health
3. Obagi
4. SkinMedica
5. Dermalogica

Source: Kline & Company.

© Indie Beauty Media Group

The top five professional skincare brands in 2021 based on sales.

There are many factors pushing for professional skincare brand facelifts. When prominent brands in the space like SkinCeuticals, SkinMedica, PCA Skin and Dermalogica were founded, social media didn’t exist. Today, brands must have a compelling digital presence, though their efficacy affords them some grace.

Chaneve Jeanniton, an oculofacial plastic surgeon and founder of skincare range Epi.logic, which she sells in her medical practice, Brooklyn Face & Eye, says the clinical environment has changed over the years, from the dull and dated offices of past decades to elevated and chic outposts that customers buying $200 serums have come to expect.

“Think about what a doctor’s office used to feel like. You can’t get away with that anymore,” she says. “I think clinical skincare is going to evolve the same way the clinical space has.” When Jeanniton developed Epi.logic, she tried to bridge the gap between the professional and consumer-facing skincare worlds with its design.

The meteoric rise of med spas has put pressure on the professional skincare category to evolve. It’s introducing professional brands to younger consumers highly educated on beauty and aesthetics. As this cohort’s spending power escalates, it’s anticipated to be a boon for the category. Lynn Heublein, co-founder and CEO of SkinSpirit, a med spa chain that carries Obagi, Revision Skincare and Alastin, among several clinical brands, has detected a marked spike in new consumers interested in professional skincare. “Once people adopt an effective skincare routine, they are sticking to it,” she says. “Additionally, consumers are more educated on skincare overall and starting their routines earlier in life. We see this translate to earlier consumer adoption.”

Brousset concurs that consumers drawn to science-backed skincare are skewing younger and younger. “We all know about the rise of the skintellectual. It started with these no unknowns, no nasties, all natural, things like that,” he says. “Very quickly people realize that there’s a lot of value and real science when it comes to skin.”

The pandemic demonstrated the popularity of at-home regimens and professional brands plan to capitalize on this trend. Alastin and Obagi are leaning into pre- and post-treatment home care along with rolling out in-office protocols. About 18 months ago, Alastin entered into an arrangement with the 150-unit aesthetics chain Ideal Image. Ideal Image previously didn’t carry skincare and decided to bring in lines with products synergistic with the procedures it offers. “We were one of the first skincare lines they brought on board primarily for our procedure products, but once they started to see the response and really understand our line, they’ve also now brought on much of our daily skincare also,” says Goostree.

Alastin’s star product is its Regenerating Skin Nectar. Priced at $195 for a 1-oz. size, it was formulated to be paired with procedures like lasers, radiofrequency, microneedling and peels because of its soothing and healing properties. However, Goostree estimates about of half of Regenerating Skin Nectar’s sales are from people who use it as a daily serum. Alastin also makes a booster to be used with a HydraFacial machine, and its most recent launch, $220 ReFORM & RePAIR Complex, is designed to be used pre- and post-surgical procedures on face and body.

Last year, Obagi launched its first professional in-clinic machine, Skintrinsiq, which is constructed to deliver a deep cleanse and infuse Obagi products into the skin. It costs doctors $20,000, a cost that Brousset says can be quickly recouped. “We started as a test with 75 clinics, and it was incredibly successful in the sense that it allows us to drive loyalty and share of wallet within those clinics with a proposition that is highly compelling for those dermatologists, because they can sell six sessions for $1,000 or $1,200, and you can keep the patient coming back,” says Brousset. “It’s a massive growth opportunity.”

Further penetration of the dermo-cosmetic landscape is an objective for Obagi. “Obagi is present in about 40% of dermatologists offices, so there’s 60% more penetration,” says Brousset of the American market. International distribution is another objective for Obagi going forward, and Brousset names Brazil, the largest cosmetic treatment market in the world, Europe, and the Middle East as key target markets. In partnership with Switzerland-based Galderma, Goostree, too, believes that Alastin will be able to enter several international markets, notably without having to employ a distributor. Currently, 99% of Alastin’s sales are generated in the United States. The remainder is from Canada. Goostree says Galderma stretches to over 100 countries globally, but hasn’t had a skincare line prior to Alastin.

SKINTRINSIQ
OBAGI
OBAGI
Hydrate
Sun Shield
Broad Spectrum SPF 50
MINERAL

Obagi Medical launched Skintrinsiq last year, a professional in-clinic machine designed to deeply cleanse and infuse Obagi products into the skin.

Jeanniton highlights a huge opportunity being majorly missed in the professional skincare category today: meeting the needs of skin of color. “In this new age, if you’re not paying attention to skin of color, you’re missing the point,” she says. Seizing upon the opportunity, there’s a groundswell of professional brands like Epi.logic founded by women of color, including RenewMD Beauty & Wellness founded by Simran Sethi, and VI Peel and VI Derm Beauty from Marya Khalil-Otto, whose raison d’etre is to address the needs of Black and brown skin.

“Clinical skincare needs to be inclusive. Rather than an afterthought, putting a model with like a gorgeous, deep skin tone in your marketing piece, she has to be part of the formulation intent and the testing. Her needs have been long neglected, and I think that any skincare brand that’s going to truly be clinical is going to have to be mindful of catering to all skin tones,” says Jeanniton. “The Black patient is in the clinic. She should have her needs met.”

KEY TAKEAWAYS

At the end of 2021, three of the leading brands in the professional skin care market were acquired: Alastin, Obagi, and Revision Skincare.

The category has also experienced record growth over the last few years, eclipsing the natural skincare category as the largest brand type, revenue-wise, in skincare.

This development is a concrete example of how consumer preference is shifting from clean beauty to science-based, results driven products.

Category leaders are looking for further growth opportunities through international market penetration, consumer-enticing brand refreshes, more products meeting the needs of women of color and more.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form F-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.